Schedule 13G

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*






(Name of Issuer)
CT Communication, Inc.




(Title of Class of Securities)
Common Stocks




(CUSIP Number)
1264266402





(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [   ]Rule 13d1(b)
      [ x  ]Rule 13d1(c)
      [   ]Rule 13d1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Theinformationrequiredintheremainderofthiscoverpageshallnotbedeemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      CUSIP No. :126426402



          1. Names of Reporting Persons:
   World Division, of the General Board of Global Ministries

      I.R.S. Identification Nos. of above persons (entities only):
            135565089




      2. Check the Appropriate Box if a Member of a Group (See Instructions)


      (a)


      (b)




      3.SEC Use Only.

      4.Citizenship or Place of Organization   New York, New York

      Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
      Person With
      5. Sole Voting Power 250,000

      6. Shared Voting Power   none

      7. Sole Dispositive Power   250,000

      8. Shared Dispositive Power    None

      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person.......250,000

      10. Check iftheAggregateAmountinRow(11)ExcludesCertainShares (See Instructions).

      11. Percent of Class Represented by Amount in Row (11):
              1.30%....

      12. Type of Reporting Person (See Instructions): CO













INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
      (l)Names and I.R.S. Identification Numbers of Reporting Persons Furnish thefulllegalnameofeachpersonforwhomthereportisfiled i.e.,each person required to sign the schedule itself including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).
      (2)If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please checkrow2(a).Ifthereportingpersondisclaimsmembershipinagroupor describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuanttoRule13d1(k)(1)inwhichcaseitmaynotbenecessarytocheck row 2(b)].
      (3)The third row is for SEC internal use; please leave blank.
      (4)Citizenship or Place of Organization Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
      (5)(9),(11)AggregateAmountBeneficiallyOwnedByEachReportingPerson,
      Etc. Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded offtothenearesttenth(one place afterdecimal point).
      (10)Check if the aggregate amount reported as beneficially owned in row
      (9) doesnotincludesharesastowhichbeneficialownershipisdisclaimed pursuant to Rule 13d4 (17 CFR 240.13d4] under the Securities Exchange
      Act of 1934.
      (12)Type of Reporting Person. Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:
            CategorySymbol
            Broker Dealer BD
            Bank BK
            Insurance Company IC
            Investment Company IV
            Investment Adviser IA
            Employee Benefit Plan, Pension Fund, or Endowment Fund EP
            Parent Holding Company/Control Person HC
            Savings Association SA
            Church Plan CP
            Corporation CO
            Partnership PN
            Individual IN
            Other OO




      Notes:Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
      Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may onlybeusedwherethecoverpageitemoritemsprovideallthedisclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
      Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b12).



SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public. Becauseofthepublicnatureoftheinformation,theCommissioncanuseitfora variety of purposes, including referral to other governmental authorities or securities selfregulatory organizations for investigatory purposes or in connectionwithlitigationinvolvingtheFederalsecuritieslawsorothercivil, criminalorregulatorystatutesorprovisions.I.R.S.identificationnumbers,if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.



GENERAL INSTRUCTIONS
      A.Statements filed pursuant to Rule 13d1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d1(c) shall be filed within the time specified in Rules 13d1(c), 13d2(b)and13d2(d).StatementsfiledpursuanttoRule13d1(d)shallbe filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d1(d) and 13d2(b).
      B.Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
      C.The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


      Item 1.

      (a)Name of Issuer:
          CT Communications, Inc.
      (b)Address of Issuer's Principal Executive Offices:
           1000 Progress Place, NE
           Concord , NC 28025

      Item 2.
       (a)Name of Person Filing:
           World Division, of the General Board of Global Ministries
      (b)Address of Principal Business Office or, if none, Residence:
          475 Riverside Drive, New York, NY 10115
      (c)Citizenship:
      New York Non Profit Corporation
      (d)Title of Class of Securities
            Common Stock
      (e)CUSIP Number
            126426402

      Item 3.If this statement is filed pursuant to 240.13d1(b) or 240.13d2(b) or (c), check whether the person filing is a:

      (a)[   ]Brokerordealerregisteredundersection15oftheAct(15 U.S.C.
      78o).

      (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a8).

      (e)[   ]An investment adviser in accordance with 240.13d1(b)(1)(ii)(E);

      (f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d1(b)(1)(ii)(F);

      (g)[ ]A parent holding company or control person in accordance with 240.13d1(b)(1)(ii)(G);

      (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)[ ]A church plan that is excluded from the definition of an investmentcompanyundersection3(c)(14)oftheInvestmentCompanyActof
      1940 (15 U.S.C. 80a3);

      (j)[   ]Group, in accordance with 240.13d1 (b)(1)(ii)(J).


      Item 4.Ownership.
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)Amount beneficially owned: 250,000.

      (b)Percent of class: 1.30%.

      (c)Number of shares as to which the person has:


      (i)Sole power to vote or to direct the vote.


      (ii)Shared power to vote or to direct the vote ___.


      (iii)Sole power to dispose or to direct the disposition of
      _________________.


      (iv)Shared power to dispose or to direct the disposition of
      _______________.
      Instruction.Forcomputationsregardingsecuritieswhichrepresentaright
      to acquire an underlying security see 240.13d3(d)(1).


      Item 5.Ownership of Five Percent or Less of a Class
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].
      Instruction: Dissolution of a group requires a response to this item.


      Item 6.Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, suchsecurities,astatementtothateffectshouldbeincludedinresponse to this item and, if such interest relates to more than five percent of theclass,suchpersonshouldbeidentified.Alistingoftheshareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or
      endowment fund is not required.      Not application


      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
      If a parent holding company has filed this schedule, pursuant to Rule 13d1(b)(ii)(G),soindicateunderItem3(g)andattachanexhibitstating the identity and the Item 3 classification of the relevant subsidiary. If aparentholdingcompanyhasfiledthisschedulepursuanttoRule13d1(c)
      or Rule 13d1(d), attach an exhibit stating the identification of the
      relevant subsidiary.          Not applicable


      Item 8.Identification and Classification of Members of the Group
      If a group has filed this schedule pursuant to 240.13d1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
      Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d1(c) or 240.13d1(d), attach an exhibit stating the identity of each member of the group.
          Not applicable


      Item 9.Notice of Dissolution of Group
      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
          Not Applicable

      Item 10.Certification

      (a)Thefollowingcertification shall be included if the statement is filed pursuant to 240.13d1(b):
        BysigningbelowIcertifythat,tothebestofmyknowledgeand
        beliefthe securities referred to above were acquired and are held intheordinary course of business and were not acquired and are not held for thepurposeoforwiththeeffectofchangingorinfluencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b)Thefollowingcertificationshall beincluded if thestatementis filed pursuant to 240.13d1(c):
        Bysigning below Icertifythat, tothebest of myknowledgeandbelief, the securities referred to above were not acquired and are not held for the purposeof or withthe effectof changingorinfluencing thecontrol of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: May 18 2007
      ________________________________
      Signature

      Name/Title : Sebastian Ogando / Assistant Comptroller__











The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copiesoftheschedule,includingallexhibits.See240.13d7forotherparties for whom copies are to be sent.
      Attention:Intentional misstatements or omissions of fact constitute Federal criminal violations
      (See 18 U.S.C. 1001)






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